RECEIVED
2007 AUG 22 A 4:22
CORPORATE FINANCE

14th August, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07026161

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

 **MOL Plc.**



INVESTOR NEWS

14 August 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 13 August 2007, based on the announcement made on 16 July 2007, MOL bought 36,948 treasury shares at an average price of 26,482 HUF/share on the Budapest Stock Exchange through ING Bank Zrt. as investment service provider. Following this transaction MOL owns 7,590,848 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

RECEIVED

2007 AUG 22 A 4: 23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10th August, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
    Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC")
on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the
Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that
such information and document will not be deemed to be "filed" with the SEC or otherwise subject to
the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information
and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS

10 August 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 9 August 2007, based on the announcement made on 16 July 2007, MOL bought 451,265 treasury shares at an average price of 26,610 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt. as investment service provider. Following this transaction MOL owns 7,495,400 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END